                                                                    EXHIBIT 99.9


                                  NEWS RELEASE


CONTACT:

Sheila M. Muldoon, Esq.                       ARV Assisted Living, Inc.
(714) 751-7400                                245 Fischer Avenue, Suite D-1
                                              Costa Mesa, California 92626-3545
                                              (714) 751-7400
                                              TRADED: NASDAQ: ARVI

FOR IMMEDIATE RELEASE
NOVEMBER 25, 1996

   ARV ASSISTED LIVING, INC. ANNOUNCES INCREASE IN PRICE AND NUMBER OF UNITS SOUGHT IN TENDER OFFER

   COSTA MESA, CALIFORNIA, NOVEMBER 25, 1996 - ARV Assisted Living, Inc. (NASDAQ: ARVI) announced today that its wholly-owned subsidiary, LAVRA, Inc., amended its tender offer for units of Senior Income Fund L.P. to increase the offer price to $6.50 net per unit in cash, less the amount of distributions made by the partnership from the date of the November 8 offer until the date on which the tendered units are purchased (except that the seven and one-half cents per unit distribution for the quarter ended September 30, 1996 will not affect the offer price), and to increase the number of units which LAVRA is offering to purchase in the tender offer to up to 2,462,025 units. The expiration date of the offer has also been extended.

   A supplement to LAVRA's offer to purchase has been prepared and a request is being made to the partnership for the prompt dissemination of the supplement to the partnership's unitholders.

   The amended offer is not conditioned upon financing or upon any minimum aggregate number of units being tendered, but is subject to the conditions contained in the offer to purchase. The offer, withdrawal rights and proration period will expire at 12:00 midnight, New York City time on Friday, December 13, 1996, unless the offer is extended.

   Questions, requests for assistance and requests for copies of the supplemented offer to purchase and related letter of transmittal should be directed to Beacon Hill Partners, Inc., 90 Broad Street, New York, New York 10004, telephone (800) 854-9486.


                                     # # #